February 17, 2000

VIA FEDERAL EXPRESS

Robert A. Olah
President and Chief Executive
  Officer
Crown Vantage, Inc.
4555 Lake Forest Drive, Suite 630
Cincinnati, OH 45242

        Re:  Shareholder Demand for Inspection of Records

Dear Mr. Olah:

   We are attorneys for Plantagenet Capital Fund LP ("PC"), a shareholder of Crown Vantage, Inc.("CVAN").

    Pursuant to Sections 13.1-771 and 772 of the Virginia Stock Corporation Act, our client hereby demands to inspect and copy each of the records identified in Exhibit A, attached hereto. PC meets each of the requirements of Section C of 13.1-771 and wishes to inspect these records in good faith and for the purpose of investigating whether CVAN's Board of Directors breached its fiduciary duties in approving the sale of CVAN's pulp and paper mills in Berlin and Gorham, New Hampshire (hereinafter "BG Mills"). Our client wishes to receive the requested copies within ten days of the date of this letter. If necessary, we will send personnel to the offices of CVAN to review and copy these records.

    However, if the company wishes to copy the records itself, as permitted by Section 13.1-772, we will reimburse the company's reasonable copying costs. We look forward to your prompt response.

                                 Very truly yours,


                                 /s/ Gilbert R. Serota
                                 Gilbert R. Serota

GRS/nno
cc:  C. Derek Anderson

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                            EXHIBIT A

    1. All Minutes and/or Resolutions of the Board of Directors of CVAN or any special or subcommittee thereof (hereinafter jointly referred to as "the Board") which record any consideration and/or approval of the sale or potential sale of the BG Mills.

    2. Any fairness opinion received by CVAN or the Board in connection with the sale of the BG Mills.

    3. Any appraisal or valuation of the BG Mills received by CVAN or the Board.

    4. Any presentation binder or other explanatory materials received by CVAN or the Board from any financial advisor, investment banker, or appraiser concerning the sale, potential sale, valuation or appraisal of the BG Mills.

    5. Any retention letter or other agreement by which CVAN or the Board obtained the services of any investment banker, appraiser or financial advisor as to the valuation, appraisal, sale or potential sale of the BG Mills.

    6. Copies of any agreement or contract to sell the BG Mills, including but not limited to that agreement referred to by CVAN as a "three year strategic alliance with ATC."

    7. All documents which evidence any effort by CVAN or the Board to conduct an auction or similar sales or marketing effort designed to obtain the highest or best consideration available for the BG Mills.

    8. Operating results for the BG Mills for each of the twelve months prior to its sale to ATC.